UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

X Form C: Offering Statement
     Form C-U: Progress Update
     Form C/A: Amendment to Offering Statement
          Check box if Amendment is material and investors must reconfirm within five business days.
     Form C-AR: Annual Report
     Form C-AR/A: Amendment to Annual Report
     Form C-TR: Termination of Reporting

Name of issuer: Genesis Development Capital LLC
Legal status of issuer Form
     Limited Liability Company

     Jurisdiction of Incorporation/Organization
     Georgia

     Date of organization
     November 11th, 2022

Physical address of issuer
1891 Spring Ave NW Atlanta Ga 30318

Website of issuer
www.thegdpartners.com

Name of intermediary through which the offering will be conducted
VESTERR

CIK number of intermediary
0001850113

SEC file number of intermediary
007-00341

CRD number, if applicable, of intermediary
319017

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The issuer shall pay to the Intermediary at the conclusion of the offering a fee of five percent (5%) of the amount raised in the offering. In addition, the issuer shall pay to the Intermediary a one-time $575.00 onboarding fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Name of qualified third party "Escrow Facilitator" which the offering will utilize: North Capital Private Securities

Type of security offered
Common LLC/Membership Interests

Target number of securities to be offered
60

Price (or method for determining price)
$5,000.00

Target offering amount
150,000

Oversubscriptions accepted:
□ XYes
□ No

If yes, disclose how oversubscriptions will be allocated:
□ Pro-rata basis
   XFirst-come, first-served basis
□ Other:

Maximum offering amount (if different from target offering amount)
$300,000.00

Deadline to reach the minimum amount
November 29, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the sum of $150,000 at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]



November 11, 2022

FORM C

Up to $300,000.00

Genesis Development Capital, LLC

Common LLC/Membership Interests

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (Sec. 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, not later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 2020(b) of Regulation Crowdfunding (Sec. 277.202(b))

THIS OFFERING HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC"), UNDER THE 1933 ACT, OR UNDER THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION, PARTICULARLY REGULATION CROWDFUNDING, OR "REG CF". THE INTERESTS BEING OFFERED FOR SALE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RE-SALE

AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

NO INTERESTS MAY BE SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS THE COMPANY AND ITS LEGAL COUNSEL HAVE RECEIVED SATISFACTORY EVIDENCE THAT SUCH TRANSFER DOES NOT INVOLVE A TRANSACTION REQUIRING REGISTRATION OR QUALIFICATION UNDER THE SEC OR STATE SECURITIES LAWS AND IS COMPLIANCE WITH ANY SUCH LAWS.

THIS FORM C OFFERING MEMORANDUM HAS BEEN PREPARED SOLELY FOR THE BENEFIT OF THOSE AUTHORIZED PERSONS WHO HAVE EXPRESSED INTEREST IN THIS OFFERING. IT CONTAINS CONFIDENTIAL INFORMATION AND MAY NOT BE DISCLOSED TO ANYONE OTHER THAN AUTHORIZED PERSONS SUCH AS ACCOUNTANTS, FINANCIAL ADVISORS, OR LEGAL COUNSEL RETAINED FOR THE PURPOSE OF RENDERING PROFESSIONAL ADVICE RELATED TO THE PURCHASE OF THE INTERESTS OFFERED HEREIN.

THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON OR ENTITY EXCEPT THOSE PERSONS AND/OR ENTITIES WHO SATISFY THE QUALIFICATIONS OF AN INVESTOR PERMITTED TO INVEST PURSUANT TO REGULATION CROWDFUNDING. DELIVERY OF THIS MEMORANDUM TO ANYONE OTHER THAN A DESIGNATED INDIVIDUAL OR INDIVIDUALS RETAINED BY THE DESIGNATED INDIVIDUALS MAY CONSTITUTE A VIOLATION OF FEDERAL AND STATE SECURITIES LAWS.

DURING THE COURSE OF THE OFFERING AND PRIOR TO SALE, EACH PROSPECTIVE PURCHASER AND HIS/HER PURCHASER REPRESENTATIVE(S), IF ANY, ARE INVITED TO ASK QUESTIONS OF AND OBTAIN ADDITIONAL INFORMATION FROM THE ISSUER CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE ISSUER AND ITS AFFILIATES, THE COMPANY AND ANY OTHER RELEVANT MATTERS (INCLUDING, BUT NOT LIMITED TO, ADDITIONAL INFORMATION TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH HEREIN). SUCH INFORMATION WILL BE PROVIDED TO THE EXTENT THE ISSUER POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.

THIS OFFERING MEMORANDUM HAS BEEN PREPARED BY THE ISSUER AND PROVIDED SOLELY FOR THE PURPOSE OF EVALUATING THE INVESTMENT OFFERED HEREBY. NOTHING CONTAINED IN THIS OFFERING MEMORANDUM IS OR SHOULD BE RELIED UPON AS A GUARANTEE OR REPRESENTATION OF FUTURE EVENTS.

NEITHER THE INFORMATION CONTAINED IN THIS PPM NOR ANY PRIOR, OR CONTEMPORANEOUS, OR SUBSEQUENT COMMUNICATION TO YOU SHOULD BE CONSTRUED BY YOU AS TAX, LEGAL, OR FINANCIAL ADVICE. YOU SHOULD CONSULT TAX, LEGAL AND FINANCIAL COUNSEL AND ADVISORS OF YOUR CHOOSING TO ASCERTAIN THE RISKS AND MERITS OF AN INVESTMENT IN THE LLC PREFERRED INTERESTS BEFORE INVESTING.

IN MAKING AN INVESTMENT DECISION, YOU MUST RELY ON YOUR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ANY PREDICTIONS AND/OR PROJECTIONS CONTAINED IN THIS OFFERING MEMORANDUM OR OTHERWISE PROVIDED TO YOU CAN BE INHERENTLY UNRELIABLE. (SEE, “RISK FACTORS,” HEREIN).

NO STATEMENT CONTAINED HEREIN SHALL BE DEEMED TO MODIFY, SUPPLEMENT, OR CONSTRUE IN ANY WAY THE PROVISIONS OF ANY DOCUMENTS ATTACHED HERETO AS EXHIBITS OR LISTED HEREIN OF ANY OF THE LANGUAGE CONTAINED THEREIN. ANY STATEMENT MADE HEREIN WITH RESPECT TO ANY SUCH DOCUMENT IS QUALIFIED BY REFERENCE TO THE TEXT OF SUCH DOCUMENT.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS	
SECTION	**PAGE**

EXHIBITS	
Exhibit A:	*Business Plan*
Exhibit B:	*Subscription Agreement*
Exhibit C:	*Operating Agreement*
Exhibit C:	*Unaudited Financial Statements*

THE COMPANY, ELIGIBILITY, AND DISCLOSURE OF PREVIOUS COMPLIANCE

Genesis Development Capital, LLC (the "Company") is a Georgia Limited Liability Company, formed on November 11th, 2022.

The Company is located at 3715 Northside Parkway N.W., Atlanta, GA 30327. The Company's website is www.thegdpartners.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(2) Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(3) Not an investment company registered or required to be registered under the Investment Company Act of 1940.

(4) Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

(5) Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report in a website portal for our members (each, a "Member") no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Member website at: www.thegdpartners.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended;

(2) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, annual reports for three years pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the Securities sold in this Offering, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS OF THE COMPANY

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Maranda Walker, Founder and CEO

Maranda Walker is an expert in the Underserved Retail Markets with over 20 years of experience spanning Urban and Underserved Markets throughout the Eastern Seaboard. Maranda has worked with National Tenants to include Target, Walmart, Kroger Co., Gap, Walgreens, Starbucks and AT&T. She is also a partner in Joe's Gourmet Fish Fry where she and her partner grew the business from a kitchen recipe to over 5,000 stores and over $1 M annual sales.

Underserved Retail Real Estate Development , Genesis Development Management, LLC, Managing Member, May 1st 2021 to Current.

Maranda Walker previously filed for bankruptcy in 2012, in two cases, the first of which was dismissed, and the second of which resulted in a Chapter 13 restructuring. The relevant case numbers are 1:2012bk74606 and 1:2012bk56036, both in the Northern District of Georgia Bankruptcy Court.

Education

University of Georgia
MBA
2000-2001

Clark Atlanta University
1994-1998
BA Business Administration

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Georgia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned as of October 24th, 2022:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Genesis Development Management, LLC	33 LLC Interests	Voting power is not vested with the LLC Interests. Instead, the Managing Member, Genesis Development Management, LLC, retains sole authority to
Maranda Walker Member of Genesis Development Management, LLC	Maranda Walker owns 100% of Genesis Development Management, LLC	100

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

<h1 style="text-align: center;"><u>BUSINESS AND ANTICIPATED BUSINESS PLAN</u></h1>

The Company's business plan is described below.

Description of the Business

GENESIS DEVELOPMENT CAPITAL, LLC is being created to find the best, highest volume, store locations for high credit national retail tenants by becoming an extension of their real estate team. The Company provides value to these retailers by outsourcing a variety of real property matters, including site selection, site development, and property management. This offering is designed to generate sufficient capital to enter into one or more projects. After projects are developed, the Company will attempt to sell the project(s), which is the primary method of generating income for the Company. After liquidation of the project(s), the Managing Member intends to cease operations, and "wind up" the Company, at which point the Investors' Interests will be considered redeemed in full.

Other Property Information

Business Plan

Our process:

(1) Identify The Client's Site Needs:

We ascertain the specific needs, criteria and desires of our clients for a specific development. Based on those criteria, we build models and scenarios that help us determine the most ideal sites for our clients based, in part, on macro and micro economic projections, consumer consumption patterns, income level and socioeconomic dynamics of a desired area.

(2) Identify Ideal Site Locations:

Our team makes contact with reputable commercial real estate professionals from our relationship network that are familiar with the area. Once we have narrowed down the list of potential sites, our team puts "boots on the ground" to tour the most appealing site prospects.

(3) Socializing Site Selections:

Once our team has identified 2-3 sites that are the most ideal fit for our client, we present those sites to the client's internal real estate team for feedback and consensus.

(4) Securing The Site:

Once we have gained positive feedback and consensus from our client's internal real estate team, we move to contract and deploy our firm's funds into escrow (earnest money deposit) we then submit our contract, site selection specification and deal memo to our client firms committee for final approvals and sign off.

(5) Closing The Deal:

Once final approval and sign-off from our Client firm have been gained and we have an executed acquisition agreement in place between our firm and our client's firm, we move to close on the site and begin site development.

Our business plan and process ensure the lowest capital risk exposure to our firm before signed acquisition agreement. This ensures that the sites we select have the highest probability of gaining committee approval within our client firms. Finally, our business plan and process ensure that we are not risking our firm's equity investor capital or credit facilities by closing on deals that will be undeliverable to our client firms. This ensures that we will not sustain unnecessary carry costs associated with having to hold sites longer than our projected estimates and protects our firm market credibility and our financial partner(s) capital.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THE OFFERING

WHO MAY INVEST	The Interests will be available to individuals and entities who meet the qualification thresholds allowing them to invest in Regulation Crowdfunding raises.
ISSUER	GENESIS DEVELOPMENT CAPITAL, LLC, (the "Company") is a Georgia limited liability company formed on November 11th, 2022, and will be funded, by funds generated through the sale of the Interests to Investors, assuming other preconditions as contained in this Offering Memorandum and in the Operating Agreement are met.
BUSINESS OF THE ISSUER	The Company was formed to find the best, highest volume, store locations for high credit national retail tenants by becoming an extension of their real estate team. We identify opportunities in their best interest, by absorbing and executing their criteria of site selection and demographic needs. We deliver a fair at market rent by building a store on-time and exactly to specification.
INTEREST OFFERED	The Company is offering membership interests ("Interests") to Investors, who must meet certain qualifications as described herein. The membership interests may also be referred to simply as "Interests." Each Interest represents a percentage interest in the Company determined by reference to the Capital Account (as defined below) of each Member in relation to the aggregate Capital Accounts of all Members. For a more detailed description of the Interests, see "OWNERSHIP AND CAPITAL STRUCTURE" herein.
MINIMUM INVESTMENT	The minimum investment for an Interest is $15,000. However, the Managing Member may decrease this minimum investment amount for any investor, for any reason, at its sole discretion.
MAXIMUM OFFERING; MINIMUM OFFERING	The Company is attempting to raise a maximum of $495,000.00 ("Maximum Offering") through this offering. The Company will not start operations until it has raised at least $150,000.00 ("Minimum Offering") in this offering. Until the Minimum Offering is met, Investors funds will be held with the Escrow Facilitator. If the Company does not meet the minimum threshold by November 29, 2024 ("Minimum Threshold Deadline"), the Company will cancel the offering and release all Investors from their commitments and return the funds to the Investors.
NUMBER OF INTERESTS BEING OFFERED FOR SALE	The Company is offering 33 Interests for sale in this offering.
USE OF PROCEEDS OF OFFERING	The Company will utilize the proceeds of this offering to finance the acquisition and development of real property.
MANAGEMENT OF THE COMPANY	The Company will be managed by GENESIS DEVELOPMENT MANAGEMENT, LLC, an Ohio limited liability Company, who will be referred to as the "Managing Member." Except as otherwise stated

	herein, the Managing Member will have complete control over the business of the Company, and the Property. More information regarding control of the Company is contained in the section entitled "Management".
MANAGEMENT FEES	The Managing Member and those designated by the Managing Member are entitled to certain fees and distributions from the Company, as described briefly below, but also herein: **Acquisition Fee:** The Company pays a three percent (3.0%) acquisition fee to the Managing Member for the Managing Member's work in acquiring any real property, based on the actual acquisition price of any acquired real property.
DISTRIBUTIONS OF CASH FROM OPERATIONS	It is the intention of the Company that, (subject to the Managing Member's right to hold funds in a Reserve Amount) after the acquisition of the Property by the Company, that distributions, if available, shall be made to the Investors, as follows: The Company will attempt to generally make distributions to the Investors of net cash flow on a monthly basis, beginning 9 to 12 months after closing on the acquisition of the Property, and after the Company receives positive cash flow, if any and if ever, from the Property (the "Distribution Proceeds"), subject to the capital needs of the Company as determined in the sole discretion of the Managing Member. The Company's policy and procedures governing capital distributions are more fully set forth in the Company's Operating Agreement, which should be fully reviewed before any Investor makes an Investment in the Company. Net cash flow is more fully defined in the Operating Agreement. Briefly, however, net cash flow is defined as: - Effective Gross Income + Other Income – operating expenses – debt service – replacement of reserve amount. If any funds remain, they will be distributed to the Managing Member and the Investors. Upon the occurrence, if ever, of a distribution, the sums to be distributed shall be distributed as follows: - Seventy Five Percent (75%) of Net Cash Flow shall be paid to the Investors, and Twenty Five Percent (25%) shall be paid to the Managing Member.
TRANSFERABILITY	The Interests will not be transferrable, except as detailed in the Operating Agreement.
RESERVE AMOUNTS	Upon completion of the offering and raise contemplated in this Offering Memorandum, and assuming the Minimum Offering is met, the Company will have in its possession at least $150,000.00 and possibly as much as $495,000.00 (the "Total Amount Raised"). The Company will be in possession of the Total Amount Raised until it identifies one or more projects to utilize the funds for, which will depend on market conditions and available deals. According, the Managing Member shall be permitted, in its sole and absolute discretion, to maintain a reserve account of $495,000.00, or any

	amounts received through this offering above the costs of acquiring the Property, whichever is greater.
NO PREVIOUS COMMUNICATIONS	The Company has not engaged in any previous written or broadcasted communications for "testing the waters."
DELIVERY OF INTERESTS	Investors will receive their Interests in the form of an electronic certificate via the VESTERR platform.
CANCELLATION OF INVESTMENT	Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in these offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment. If an investor does not cancel an investment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Interests in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returns.
RESTRICTIONS ON TRANSFER OF INTERESTS	The Interests being offered may not be transferred by any purchase of such Interests during the one year period beginning when the Interests were issued, unless such Interests are transferred: 1. To the Company; 2. To an accredited investor as that term is defined by SEC rules; 3. As part of an offering registered with the SEC; 4. To a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. Generally, the Managing Member retains sole authority, in its absolute discretion, to authorize any transfers.
NO OTHER EXEMPT OFFERINGS; NO TRANSACTIONS WITH RELATED PERSONS	The Company has not previously and is not currently engaging in any other exempt offerings, although it is possible the Company may do so in the future. Similarly, no company controlled or under common control of the Company has engaged in a transaction or is currently engaging in a transaction with the Company.
NO OPERATING HISTORY	The Company has no operating history. Currently, the Company does not have a "financial condition" to speak of in terms of assets, debts liquidity, and capital resources.
RIGHT OF REDEMPTION	The Company will redeem the Interests purchased by Investors upon the conclusion of the project(s) the Company enters into utilizing the funds generated from this offering.

USE OF PROCEEDS

The proceeds raised through this offering will be used to acquire and develop real property as described in the "Business and Anticipated Business Plan." The usage of the proceeds as provided in this section are estimates, and actual projects may vary significantly from these estimates. These estimates are derived from prior projects, of the type in which the Company will engage, which the principals of the Managing Member have completed previously.

Use of Proceeds Related to this Offering

In order to make this offering, the Company has had to and will incur certain expenses. The Company will pay a onboarding fee of $575.00 and five percent (5%) of all sums raised through this offering to the VESTERR platform. In addition, the Company has had to incur and will continue legal expenses to ensure compliance with SEC requirements. While not finalized, the Company estimates that these costs will be approximately $10,000.00.

Use of Proceeds Related to Business Operations

Some factors that may impact this estimate are availability of financing, and variable costs of acquisition and development. For instance, some projects may require a higher loan-to-value amount in order to obtain financing, which may result in a proportional increase of the usage of the proceeds.

The following table lists the estimated use of proceeds of the offering if the Minimum Offering and Maximum Offering are raised.

Estimated Usages of Proceeds		
Use of Proceeds	**Amount if Minimum Raised**	**Amount if Maximum Raised**
Land Acquisition	$31,342.50	$104,475.00
Site Work	$34,957.50	$116,525.00
Building Costs	$55,335.00	$184,450.00
Brokerage Fees, Closing Costs, and other Fees	$5,040.00	$16,800.00
TI Allowances	$1,815.00	$6,050.00

Other Building Costs	$2,745.00	$9,150.00
Soft Costs	$18,765.00	$57,550.00

The Company is also providing examples based on previous projects that the individuals listed in the Section entitled "Directors, Officers and Principal Shareholders of the Company" have engaged in, but not the Company, that are of the type that the Company intends to engage in. These projects are shown as examples only, to demonstrate the range of possibilities of usage of proceeds on any given project, and in all likelihood will not correlate precisely or approximately with any projects in which the Company engages.

Previous Example #1		
Use of Proceeds	**Amount if Minimum Raised**	**Amount if Maximum Raised**
Land Acquisition	$22,355.06	$73,771.68
Site Work	$48,659.93	$160,577.76
Building Costs	$52,590.83	$173,549.72
Brokerage Fees, Closing Costs, and other Fees	$2,586.59	$8,535.74
TI Allowances	$ -	$ -
Other Building Costs	$2,048.33	$6,759.50
Soft Costs	$21,759.26	$71,805.60

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Previous Example #2

Use of Proceeds	Amount if Minimum Raised	Amount if Maximum Raised
Land Acquisition	$40,339.60	$133,120.67
Site Work	$21,262.33	$70,165.69
Building Costs	$58,082.30	$191,671.58
Brokerage Fees, Closing Costs, and Other Fees	$7,502.12	$24,757.01
TI Allowances	$3,623.17	$11,956.45
Other Building Costs	$3,441.98	$11,358.52
Soft Costs	$15,748.50	$51,970.08

The Use of Proceeds charts are not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The above charts utilizes certain terms, briefly defined as follows:

Land Acquisition – The cost of acquiring real property.

Site Work – The cost of preparing any acquired property for building, including but not limited to demolition work, excavation, and remediation.

Building Costs – The cost of building one or more structures on the acquired real property as a retail space for the Company's national retail clients, including materials and labor.

Brokerage Fees, Closing Costs, and Other Fees – These are fees and costs which the Company will incur collaterally to acquiring the real property, performing site work, and building, and may include local, state and national taxes related to property transfer, costs of recording deeds and similar documents, costs of acquiring financing, legal files, title fees, and other similar fees.

TI Allowances – Tenant Improvement Allowances are amounts given by the Company to the tenant the building is built for, to allow the tenant to build out the space to its specifications.

Other Building Costs – These are the costs of building which may not be included in the terms above.

Soft Costs – These are costs related to but not directly involved in building, for instance, surveying, drawing up plans, acquiring permits, and holding costs incurred while the development is ongoing.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

OWNERSHIP AND CAPITAL STRUCTURE

Capitalization

The Company has issued the following outstanding Securities:

Type of security being offered	LLC/Membership Interests
Amount outstanding for this offering	33
Voting Rights	None.
Anti-Dilution Rights	Limited.
How may the Interests be diluted?	If the Company seeks additional capital investment after the close of this offering, the Interests of any Investors may be diluted. If the Company seeks to raise additional capital after the close of this offering in a manner that would cause the dilution of the Investors' Interests, the Investors will be given an opportunity to contribute capital to the Company in an amount that will prevent dilution of their interest. Any Investors failing to do so may see their Interests diluted.
Percentage ownership of the Company by the holders of such Interests	75% in distributions of the Company.
Capitalization	Prior to the offering, the Company does not have positive capital.
Control of the Company	The Operating Agreement of the Company vests sole authority to operate the Company and transact business on behalf of the Company in Genesis Development Management, LLC, the Managing Member of the Company. This control includes the ability to "wind up" the Company and cease operations.

The Company has the following debt outstanding: Not applicable.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Genesis Development Management, LLC	Managing Member with owners that are experts in this area of business	0	The Managing Member will take an acquisition fee, more fully described herein.

Valuation

Based on the Offering price of the Securities, the nominal pre-Offering value ascribed to the Company is $666,666.66.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

RISK FACTORS

General Risk Factors

An investment in the Company involves significant risks not associated with other investment vehicles and is suitable only for persons of adequate financial means who have no need for liquidity in this investment. There can be no assurances or guarantees that: (i) the Company's investment objectives will prove successful; or (ii) Investors will not lose all or a portion of their investment in the Company. It is impossible to accurately predict the results of an investment in the Company due to the recent formation of the Company, as well as general uncertainties regarding real estate markets and financing markets, and general economic conditions. This Offering Memorandum and other materials provided by the Company, contain forward-looking predictions and projections, and speculative statements and projections which involve risks and uncertainties. These statements are not guarantees or assurances of any future events. Actual events could differ substantially from statements and projections contained herein. Although the Company and the Managing Member believes that these statements and projections are reasonable under the circumstances, projections are necessarily speculative. Projections are inherently unreliable and unanticipated events and circumstances are likely to occur. Actual results realized during any future period are likely to vary from projections, and the variations may be material and adverse. Neither the Company, the Managing Member, nor any other person make any representations or warranty as to the accuracy or completeness of this information. The information presented is as of the date hereof and is subject to change or amendment without notice. Prospective investors are cautioned not to place any reliance on the projections. The projections should be read in conjunction with the information contained in this Memorandum, including the section entitled RISK FACTORS.

You should consider carefully the following risks, and should consult with your own legal, tax and financial advisors with respect thereto. You should read this entire Memorandum and any additional materials, including but not limited to the Operating Agreement and the Subscription Agreement, before investing in the Company.

The Interests may not be a suitable investment for you. Prospective Investors should consult with their own tax, legal, and financial advisors prior to purchasing any Interests. The characteristics of the Interests, including lack of liquidity, may not satisfy your investment objectives. The Interests may not be a suitable investment for you based upon your ability to withstand a financial loss, or other aspects of your financial situation including but not limited to your income, net worth, present, near term, and long-term financial needs, investment risk profile, return objectives, and investment experience, as well as other factors.

An Investor should regard an investment in the Company as a supplement to an overall investment program and should only invest if it is willing to undertake the risks involved. In addition, Investors who are subject to income tax should be aware that an

investment in the Company is likely (if the Company is successful) to create taxable income or tax liabilities in excess of cash distributions to pay such liabilities.

An Investor must be aware that there is no way that the Company can be aware of all risks involved in any investment, or in this particular investment. Further, the following list is not intended to be a complete, exhaustive list of every single risk involved in any real estate investment, or in this particular investment. The Investor should rely on his or her own knowledge, experience and resources, including but not limited to trusted advisors such as attorneys, financial advisors, and accountants.

An Investor's subscription will be irrevocable. The execution and delivery of the Subscription Agreement by a subscriber constitutes a binding offer. Once a prospective investor subscribes, the prospective investor will not be able to revoke such subscription

<u>Federal Income Tax Consequences</u>. There are no known tax benefits associated with this investment. **PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY WITH SPECIFIC REFERENCE TO THEIR INDIVIDUAL TAX SITUATIONS AND POTENTIAL CHANGES IN APPLICABLE LAWS.**

<u>Classification for Federal Income Tax Purposes.</u> The choice of tax classification may impact the proceeds, revenues, and income of the Company, and therefore any distributions. It is possible that another classification other than that chosen by the Company may yield additional income and therefore distributions, if said classification would have been chosen. Accordingly, distributions may be less than they otherwise would have been under a different income tax classification.

<u>State and Local Tax Consequences.</u> An Investor's tax obligation to any states and/or municipalities can only be determined by the Investor, and its advisors, and cannot be determined by the Company or any representatives of the Company. Prior to Investing, a prospective Investor should consult with tax professionals to determine any possible tax liability to any states and/or municipalities.

<u>Tax Audit and Validity of Tax Deductions.</u> The information returns filed by the Company may be audited by the Internal Revenue Service ("Service"). Any audit by the Service may result in adjustments to the various items reported by the Company. In such event, each Investor will be required to file amended Federal income tax returns for his taxable years with respect to which the adjusted Company items were reported and pay additional tax (together with interest and any applicable penalties) attributable to the adjustments. Further, an audit of the Company information returns may result in an audit of each Investor's income tax returns which could result in adjustments of non-Company as well as Company items.

The Company will claim all deductions for Federal income tax purposes which it reasonably believes it is entitled to claim. There can be no assurance that the amount or timing of such deductions will not be successfully challenged by the Service.

Tax Liabilities in Later Years. After the Company has operated for a period of time, it is possible that the Investor's share of Company taxable income and tax liability with respect thereto may exceed cash distributions from the Company, in which case the Investor will have to pay such excess tax liability with funds derived from sources other than the Company. These possibilities may occur if all or a portion of the Company's taxable income is used to make nondeductible payments (for example, to make capital expenditures or to repay the principal amount of Company borrowings) or if a portion of the Company's taxable income is not received in cash.

The amount of gain realized by an Investor on the sale or other disposition (including a gift) of the Interests or the share of Company gains on a sale (including a sale pursuant to foreclosure proceedings) or other disposition of the Property may exceed the cash, if any, available to the Investor from such sale or other disposition. Moreover, it is possible that the tax liability with respect to such gain may exceed the cash available to him, in which case the excess tax liability will have to be paid by the Investor from sources other than the Company.

Changes in Tax Laws. There is no assurance that tax benefits provided by existing law will continue. Tax benefits of an investment in the Company could be lost, and substantial tax liabilities could be incurred, because of changes in the tax laws. There also is no assurance that changes in the interpretation of Federal income tax laws by administrative or judicial action will not adversely affect the tax consequences of an investment in the Company. Any legislative, administrative or judicial changes may affect not only the tax aspects of an investment prospectively, but also may be given retroactive effect.

Risks Related to This Investment

Capital Requirements. In order to acquire real property, the Company needs to raise capital, whether through lending or through investment. There is no guarantee that the Company will obtain the financing required to acquire the anticipated real estate, or, if an acquisition occurs, to meet ongoing financial obligations without seeking additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that if said capital is available, that it would be available at terms satisfactory to the Company. A failure to obtain capital when required may result in financial difficulties for the Company.

Financing Risks. The Company intends to borrow funds from a financial institution in order to finance the acquisition of real estate, and may also choose to borrow money from time to time from other lending entities, in amounts and upon terms that the Managing Member in its sole discretion determines. In addition, the Company may refinance the real property, or any part thereof, if available and determined to be advisable by the Managing Member in its sole discretion. The interest rates at which the Company is able to borrow funds will affect the Company's operating results, and the use of borrowing and/or leverage could result in a decrease in returns depending, in part, upon interest rates. The interest rates available to the Company at any given time are subject to a variety of factors, including but not limited to the Company's creditworthiness and past credit history, the prevailing interest rates available in the market at the time, financial and economic conditions existing in the region, country, or world at the time, and the amount sought to be borrowed. The Company may borrow funds anticipating an opportunity to refinance in the future at lower interest rates, but may be unable to do so, which could result in losses. The use of borrowing and/or leverage has the potential to increase losses the Company could incur. The Company may be unable to meet its obligations to a lender. If this occurs, the Company may be liable for increased payments and penalties to the lender. The lender may also foreclose, execute, or otherwise impair, sell or remove any collateral securing the funds. This occurrence could impair or make impossible the ability of the Company to operate or manage the Property. This could also make it difficult for the Company to obtain financing on favorable or any terms in the future. The ability of the Company to raise capital may be dependent on other terms of financing. Any financing obtained as acquisition or afterwards will likely require an appraisal of any real property. If any such appraisal does not return a valuation sufficient to justify lending, the Company may not be able to obtain necessary funds to operate, or otherwise refinance under more favorable terms, which could result in a loss.

Risks of Due Diligence. The Company anticipates entering into agreements to acquire real property. In the process of acquiring any real property, the Company and Managing Member may fail to discover significant matters which, if known, would have caused the Company and Managing Member to not proceed with the acquisition of said real property, or may discover matters that could result in significant future risk to the Company, and decide to proceed in acquiring said real property anyways. The Company and Managing Member may not investigate the Property and conduct due diligence in the manner in which you or anyone else would choose to do, and as a result, the Company and Managing Member could fail to learn about actual or potential defects or other issues with any real property which they otherwise would have learned of if certain methods of due diligence commonly known were utilized.

Reliance on Key Personnel. The success of any venture is dependent upon the availability of skilled personnel and the appropriate management philosophy and personalities for each aspect of the business of the Company. Real estate acquisition and development are particularly important areas which will require appropriate staff. In the specific case of this Company, the Officers previously identified are, in the opinion of the Company, crucial to the success of the Company. While the Managing Member and the Company believe that it has adequate and proven resources to assure adequate supervision and performance of construction and property management tasks, there can be no assurance that all needs can be met this way. Lack of qualified personnel could damage the Company's ability to realize its goals under the business plan.

Prior Investments No Indication of Future Performance. While the Managing Member and the principals have a track record of successful investments, their past investment performance cannot be relied upon as an indication of the Company's future performance or success. The examples which may be listed in other materials are solely included to illustrate representative transactions, the experience of the Managing Member and its affiliates and the type of transactions the Managing Member intends to pursue on behalf of the Company. Future investments by this Company into any real property will be unique and separate from any other investment by the any of the principals, and it is possible that its unique characteristics could result in challenges and risks never before encountered by the principals or third parties utilized by the Company. Said challenges and risks could result in losses to the Company.

Nature and Priority of the Interests. Transferability of the Interests is restricted under the Securities Act and by provision of applicable state securities laws. The Interests may not be sold or transferred by an Investor in the absence of an effective registration statement under the Securities Act and applicable state securities laws or an opinion of counsel acceptable to the Managing Member, the Company and their counsel that no registration is required. The Company does not intend to file a registration statement under the Securities Act to provide for a public resale of the Interests. There is currently no trading market for the Interests and it is not anticipate that a trading market will ever develop. Further, the Managing Member of the Company may, in its sole discretion, disallow any trades or transfer, regardless if said transfer would be violation of any relevant securities laws. Consequently, the Interests are suitable only for long-term investment by individuals or entities with no need for liquidity and who can absorb the loss of their entire investment in the Interests. Further, there is no collateral security, insurance or guarantee of the Company's payments on the Interests. The Interests are not secured by assets of any kind, including any assets owned by the Company. The Interests are not deposits in a bank, certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the Interests, you will have to rely on the Company's cash flow from operations and other sources of funds for distributions. In addition, the Interests lack priority in distribution of profits because mortgages and other debt may rank senior to any payments to owners of the Interests.

Delay of Investment. There will be a delay between the time Interests are sold and the time purchasers of Interests are admitted to the Company and are entitled to the investment yield, if any, being realized by the Company. During the intervening period, proceeds from the sale of Interests will be held in an escrow account, as described herein. The return to be realized in the escrow account, if any, will likely not be as high as other investments which you may have access to. This may result in losses to Investors relative to other investments they could have engaged in.

Limited Liability for the Company and Managing Member. The Company is obligated to indemnify the Managing Member and its affiliates, agents, directors, officers and owners against certain liabilities against claims from Investors and other parties. Generally speaking, Investors' ability to seek damages against the Company or the Managing Member is limited. A purchase of the Interests could result in a positive cash flow which would be available for distribution. However, it is possible that the Managing Member will determine to fund additional reserves from the cash flow generated by the Company and there may not be any cash available for distribution from operations. Investors will not be able to direct the operations of the Company nor its cash flows if any. Actions may be taken by the Company, the Managing Member or other affiliated parties, which are adverse to an Investor's interest, and the Investor may have little or no practical result, resulting in losses for the Investor.

Dilution of ownership interest in the Company is possible. If the Company conducts subsequent offerings or issuances of securities, Investors in this offering who do not participate in those other securities issuances will experience dilution in their percentage ownership of the Company's outstanding securities. Furthermore, Investors may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

Investors will not have any rights to vote on issues affecting the Company, nor manage the Company. The Managing Member has full responsibility for managing our Company. The Investors will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Investors may not vote their securities in the election of the Company's Managing Member or for any other reason.

Risks Related to Real Estate

Our performance and the value of our Interests are subject to risks associated with the real estate industry. If any assets do not generate income sufficient to pay our expenses and maintain any assets acquired by the Company, we may not be able to make expected distributions to our Investors. Several factors may adversely affect the economic performance and value of our Investments. These factors include but are not limited to changes in the national, regional and local economic climate, local conditions such as an oversupply of multi-family properties or a reduction in demand for such properties, the attractiveness of our Investments to tenants, competition from other available real estate properties, changes in market rental rates and the need to periodically repair, renovate and re-rent space. In addition, the expenses of owning and operating real property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from real property. If any real property is mortgaged and the Company is unable to meet the mortgage payments, a lender could foreclose on the mortgage and take said real property. In addition, interest rate levels, the availability of financing, changes in laws and governmental regulations (including those governing usage, zoning and taxes) and the possibility of bankruptcies of tenants may adversely affect our financial condition and results of operations.

Operating Risks. The Company's financial performance is based, in part, upon controlling and minimizing operating expenses. However, certain expenses, such as taxes and insurance, cannot controlled. A material increase in costs could have a material adverse effect on operating cash flow. If costs exceed revenues, additional funds would be required to satisfy such operating deficits. No assurances can be given that such funds will be available on satisfactory terms, if at all. Neither the Company nor the Managing Member can assure that assumptions or predictions as to the future levels of income or future operating costs will be accurate, since many of these predictions are premised upon matters beyond the control of the Company.

Because real estate investments are illiquid, we may not be able to sell any real property when appropriate or necessary. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions to meet our financing needs. This inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition, results of operations and ability to make distributions to members. The Company may not be able to sell its assets, and if assets are sold, members of the Company may not realize appreciation on their investment. There can be no assurance of when the Company's assets will, in fact, be sold or the terms of any such sale. A number of years ago, the real estate industry experienced a significant downturn, which resulted in significantly reduced demand and higher inventories of real estate properties. Market conditions such as these may adversely affect the ability of the Company to sell its assets within the desired timeframe or on desirable terms. The price that can be obtained on the sale of a Company asset will depend on many factors that are presently unknown, including the operating history, tax treatment of the investment, demographic trends in the area and available financing. There is a risk that the Company may not realize any significant appreciation on its investment in any Company asset. Accordingly, an investor's ability to recover all or any portion of its investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

Because our investments will be subject to local, state, and federal laws, we may have additional expenses. There are laws which currently exist or may exist which could negatively affect the operations of the Company and any real property acquired.

We will operate in a highly competitive environment. The real estate industry is highly competitive. We will compete with major local, regional and national real estate companies and real estate investment funds, many of which may have greater financial, marketing and management resources than we do. In addition, other companies may enter the real estate investment and development markets. Competition in the type of business that we will operate is based on many factors. Increased competition could result in fewer development and investment opportunities, which could adversely impact our growth and profitability. We cannot predict the extent to which competition from new companies or existing competitors raising capital could mitigate the investment and management opportunities and favorable market conditions that we believe currently exist.

Environmental problems are possible and may be costly. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances, petroleum product releases, lead based paint, or mold at any real property. The owner or operator may have to pay a governmental entity or third parties for real property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during the renovation or demolition of a building. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers. In addition such laws could operate to limit or prevent entirely the development of any real property, in which case the Company would suffer losses.

Some potential losses may not be covered by insurance. We plan to carry customary and reasonable insurance on any real property acquired. We expect that the policy specifications and insured limits of these policies will be adequate and appropriate. There are, however, certain types of losses, such as sinkhole, terrorism, earthquake, lease and other contract claims, and other claims that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in any real property, as well as the anticipated future revenue from the Property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligation related to the Property. This could result in all or part of the investments in the Company being lost.

Any debt financing we obtain to finance or refinance any real property presents risks to the Company. The Company may employ leverage in connection with its operations and investments. The use of leverage involves a high degree of financial risk and may increase the exposure of the Company or its investments to factors such as rising interest rates, downturns in the economy or deterioration in the condition of subject real property. Principal and interest payments on any indebtedness of the Company would have to be made when they become due and payable regardless of whether sufficient cash is available.

No Assurance of Investment Return. The Company's investment portfolio will consist of the Property, and operating results in a specified period will be difficult to predict. Additionally, fluctuations in the real estate market make the potential sales prices and rental rates of any certain multifamily real estate Property difficult to predict. Thus, there is no assurance that the Company will be able to generate returns for its investors.

Clear Title to the Property. The Company intends to acquire the Property with generally clear title, excluding non-delinquent property taxes, easements of record, and matters which a survey of the Property would disclose, as well as any mortgages intended to finance the Company's acquisition of the Property. There is no guarantee, however, that if the Company purchases any multi-family properties that the Company's title will actually be clear in the manner described above. Although it is likely but not certain that any lender would require a title insurance policy to be issued prior to the lending of any funds to purchase multi –family properties, it is not certain that a lender would require such a policy. Even if a title search occurs, and title insurance obtained by any lender, it is still possible that a mistake could be made which results in an unknown title defect after the Property is purchased, which could prevent the Company from refinancing, borrowing, or disposing of the Property in a manner and at a time it would otherwise choose, resulting in losses for the Company. In addition, the Company does not intend at present to purchase title insurance policies for its benefit, although the Managing Member may do so at its sole discretion. If title is not clear, it could either make difficult or impossible the ability of the Company to refinance or sell the Property in the future, meaning that a loss of all or part of any investment could result.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the development and construction of the Project. Upon completion of construction and delivery of the project, the Company will begin generating revenue from operations. While this Memorandum and other materials may make reference to other projects which have been completed, this Company has not engaged in those or any other projects.

Liquidity and Capital Resources

The Offering proceeds are essential to the construction and operation of the Project. We plan to use the proceeds as set forth above under the "Use of Proceeds" section and is an indispensable element of the Company's business objectives. The Offering proceeds will have a beneficial effect on our liquidity and closing of the construction for the Project.

<u>**OTHER MATERIAL INFORMATION**</u>

<u>**Conflicts of Interest**</u>

The Managing Member and its owners, officers, directors, employees, agents, contractors, subcontractors, and other related parties (hereinafter, "Affiliates") may act, and are acting, as the managers, members, and owners, of other limited liability companies or equivalent roles. The Managing Member and its Affiliates may form and manage additional limited liability companies and may have additional responsibilities to those entities. As a result, conflicts of interest between the Company, the Managing Member, and/or the Investors may occur from time to time. The main areas where conflicts may be anticipated to occur are described below, but not limited to these areas.

1. <u>Obligations to Other Entities</u>. Conflicts of interest will occur with respect to the obligations of the Managing Member and its Affiliates, Principals, and Significant Members, and other entities related to the Company and similar obligations to other entities. Moreover, the Company will not have independent management, as it will rely on the Managing Member and its Affiliates for all its management decisions. Other investment projects in which the Managing Member and its Affiliates participate may compete with the Company for the time and resources of the Managing Member and its Affiliates. The Managing Member will, therefore, have conflicts of interest in allocating management time, services and functions among the Company and other existing partnerships, projects and businesses, as well as any partnerships, projects or business entities which may be undertaken or organized in the future. Under the Operating Agreement, the Managing Member is obligated to devote as much time as it, in its sole discretion, deems to be reasonably required for the proper management of the Company and its assets. The Managing Member believes that it has the capacity to discharge its responsibilities to the Company notwithstanding participation in other investment programs and projects.

2. <u>Competition by the Company with Other Entities or Affiliates for Management Services.</u> The principals of the Company will have conflicts of interest in allocating management time, services and functions among other partnerships in which it may be involved, the Company and any future partnerships and other entities which may be organized by it. The principals of the Company believe that it has sufficient staff to be fully capable of discharging its responsibilities to the Company.

3. <u>Allocation of Services and Costs.</u> A conflict may exist in the employment of certain personnel who may have supervisory responsibility for projects managed by the principals of the Company and for other owners. Similar conflicts may exist with respect to the purchasing of services (such as bookkeeping, accounting, tax preparation, legal, computer and other accounting equipment or personnel) to the extent that the Company attempts to achieve economies by combining the resources of various projects.

4. <u>Acquisition of Other Property.</u> The Managing Member and/or its principals may form additional limited liability companies and other entities in the future to engage in activities similar to and with the same investment objectives as those of the Company.

The Managing Member may be engaged in sponsoring other such entities at approximately the same time as the Company's securities are being offered or its investments are being made. These activities may cause conflicts of interest between such activities and the Company, and the duties of the Managing Member concerning such activities and the Company. The Managing Member will attempt to minimize any conflicts of interest that may arise among these various activities.

5. <u>Receipt of Compensation by the Managing Member and its Affiliates.</u> Payments to the Managing Member and its Affiliates may not have been determined by arm's length negotiations. The Managing Member and its Affiliates will receive compensation pursuant to agreements that will be negotiated on behalf of the Company by the Managing Member and there will not be any independent valuation of such compensation. As a result, the Managing Member will determine its own compensation and the Members will not have approval rights for such compensation.

6. <u>Ownership of Interests by Managing Member and its Affiliates.</u> The Managing Member and its Affiliates may purchase Interests. The principals of the Managing Member and their affiliates may also purchase units in other partnerships with which they are affiliated. Conflicts of interest may arise in the course of the operations of the Company as a result of such ownership of Interests. **The principals of the Managing Member and their affiliates may be purchasing real property or interests in other entities which are engaged in purchasing similar real property**

7. <u>Lack of Separate Representation.</u> The Company and the Managing Member, have not been represented by separate counsel in connection with the formation of the Company, drafting the Operating Agreement, or the offering of the Interests. The attorneys and other experts who perform services for the Company all perform similar services for affiliates of the Managing Member and it is contemplated that such multiple representation will continue in the future. Each Investor acknowledges and agrees that counsel representing the Company, the Managing Member and its Affiliates does not represent and will not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Investors in any respect.

8. <u>Transactions by Certain Persons.</u> The principals of the Company, the Managing Member and its Affiliates are not restricted from acquiring properties and engaging in other real estate activities which may be in competition with the Company. The Investors, as a result of their investment in the Company, will not participate in any such activities, partnerships or syndicates, nor in any income or profits derived therefrom.

9. <u>Distribution of Investor Interests by Managing Member.</u> There is no independent underwriter engaged for the placement of the Interests. Therefore, the value of the Interests and the compensation of the Managing Member have not been determined at arm's length and the placement will not receive the independent review accompanied by an underwriting.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBITS

Exhibit A	Financial Statements and Certification Letter
Exhibit B	Articles of Incorporation and Operating Agreement
Exhibit C	Subscription Agreement
Exhibit D	Executive Summary/Testing the Waters Communication
Exhibit E	Bankruptcy Explanation Letter